UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523 _________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation Bank of America Corporate Center Charlotte, NC 28255

Financial Statements and Report of
Independent Registered Public Accounting Firm
The Bank of America 401(k) Plan
December 31, 2021 and 2020

All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of The Bank of America 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan (the “Plan”) as of December 31, 2021 and December 31, 2020 and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and December 31, 2020, and the changes in net assets available for benefits for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 23, 2022

We have served as the Plan’s auditor since 2021.

The Bank of America 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value (Notes 2 and 5)	$50,674,757,010	$41,870,055,288
Plan interest in the Stable Value Master Trust, at contract value (Note 4)	5,985,586,982	5,985,858,175

Total investments	56,660,343,992	47,855,913,463

Accrued dividends and interest receivable	807,804	815,164
Employer contribution receivable	486,654,739	490,631,577
Participant contribution receivable	24,722,580	23,754,766
Participant notes receivable (Notes 1 and 2)	645,520,552	637,183,541
Other receivable	5,567,161	5,047,836

Total assets	57,823,616,828	49,013,346,347

Liabilities
Other payables	636,173	713,098

Total liabilities	636,173	713,098

Net assets available for benefits	$57,822,980,655	$49,012,633,249

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2021

Additions to net assets available for benefits attributed to:
Investment income
Net appreciation in fair value of investments	$8,957,282,585
Interest and dividends	269,076,275
Other income	4,350,457
Total non-Master Trust investment income	9,230,709,317
Plan interest in the Stable Value Master Trust investment income	99,408,996
Total investment income	9,330,118,313

Contributions (Note 1)
Participant	1,474,922,955
Employer	1,204,549,377
Rollover	131,028,113
Total contributions	2,810,500,445

Interest income on participant notes receivable	32,048,478

Total additions	12,172,667,236

Deductions to net assets available for benefits attributed to:
Benefits paid to Plan participants	3,362,319,830

Total deductions	3,362,319,830

Net increase	8,810,347,406

Net assets available for benefits
Beginning of year	49,012,633,249

End of year	$57,822,980,655

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
1. Description of the Plan

The following description of The Bank of America 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers
The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

Plan Administrator
The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Compensation and Human Capital Committee of the Board of Directors of the Corporation delegated to the Global Human Resources Executive of the Corporation the authority to select members of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder and to delegate responsibilities.

Plan Trustee
Bank of America, N.A. (BANA) is the Plan Trustee.

General
The Plan is a defined contribution retirement plan providing retirement benefits for the employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Full-time, part-time and temporary employees paid by US payroll are eligible to participate in the Plan after hire, excepting any employee hired on or after April 1, 2021, and classified as an “intern” under the personnel policy of a participating employer, must perform at least 1,000 Hours of Service in a 12-month period or 500 Hours of Service during three consecutive 12-month eligibility computation periods, to participate in the Plan.

The Plan has an automatic enrollment feature for newly-hired employees with a default elective deferral rate of 3% of covered compensation, subject to a 45-day opt-out election, with automatic annual increases of 1% up to a ceiling of 5%.

Participant Contributions
All employees covered by the Plan are eligible to make pre-tax and Roth (after-tax) contributions as soon as administratively practical after employment commences. Each participant may elect to make pre-tax and Roth (after-tax) contributions to the Plan through payroll deductions up to 75% of such participant’s Plan-eligible compensation (as defined in the Plan document) for each pay period.

In accordance with federal law, 2021 annual pre-tax and/or Roth (after tax) contributions were limited to $19,500 for participants. Additional 2021 contributions of $6,500 were permitted for participants age 50 and older.

Employer Contributions
All active participants in the Plan are eligible to receive company matching contributions and an annual company contribution after completing 12 months of service. Any pre-tax and/or Roth (after-tax) contributions made prior to completing 12 months of service are not eligible for the company matching contribution. The company matching contribution is calculated and allocated to the participant’s account on a pay period basis beginning the first of the month after the participant earns 12 months of vesting service and equals up to 5% of Plan-eligible compensation (subject to the Plan’s applicable match-eligible compensation limit) contributed by the participant for the pay period. The company matching contribution is made in cash and directed to the same investment choices as the pre-tax and/or Roth (after-tax) contributions. An end of year “true-up” matching contribution is also provided.

The Corporation also provides an annual company contribution equal to 2% (3% if the participant has at least 10 years of vesting service) of the participant’s Plan-eligible compensation, subject to the Plan’s applicable compensation limit, that is paid after the participant earns 12 months of vesting service.

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
Employer contributions are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $1,204,549,377 for 2021.

Payment of Benefits
While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1) Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59½;

(2) Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59½; and

(3) Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59½.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation common stock. A participant or a beneficiary may receive distributions under one of several options. The options are as follows: a lump-sum distribution of cash and/or shares of Bank of America Corporation common stock, transfer to an individual retirement account or other brokerage account, or, in the event of a disability or for a participant who meets the Rule of 60, or an eligible beneficiary, a withdrawal in the form of a single lump sum or in quarterly or annual installments for up to 15 years. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Coronavirus Aid, Relief and Economic Security Act of 2020 (CARES Act)
As part of the CARES Act, the Plan permitted “qualified individuals” with the opportunity to take coronavirus-related distributions (CRDs) during the 2020 calendar year. CRD provisions generally included the following:

•Eligible individuals were able to take a distribution of part or all of their account balance up to an aggregate maximum amount of $100,000;
•The 10% early withdrawal tax penalty for distributions prior to age 59 ½ was waived;
•Eligible individuals who took a CRD in 2020 can (but are not required to) repay all or a portion of the distribution to the Plan; and
•For individuals who choose to repay their distribution, the amount repaid generally will be treated as a rollover contribution into the Plan and that amount will not be considered taxable income.

Vesting of Benefits
Each participant is 100% vested in the participant’s pre-tax, Roth (after-tax) and rollover contributions to the Plan and company matching as well as earnings thereon.

The annual company contribution, including earnings thereon, is fully vested after completion of 36 months of vesting service (with accelerated vesting upon the attainment of normal retirement age or in the event of retirement, qualifying severance, divestiture or death) and is forfeited if a participant terminates employment prior to completing such vesting service requirement.

Participant Accounts
Each participant’s account is credited with the allocation of the participant’s pre-tax, Roth (after-tax) rollover, company matching, annual company and welcome contributions. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant notes receivable is credited to the accounts of the participant.

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
Participant Notes Receivable
Generally, active participants in the Plan are eligible for loans from the Plan. A maximum of two outstanding loans is permitted at any time. Interest rates on loans are generally calculated based on the prime rate as published by Reuters on the last business day of the month prior to the month the loan was obtained. Interest rates on the loans are fixed. General purpose loans have a term of 1 to 5 years and principal residence loans have a term of 1 to 15 years. The maximum loan amount that may be obtained is the lesser of (a) 50% of the participant’s vested account balance reduced by any outstanding loan balance or (b) $50,000 reduced by the highest outstanding balance of loans under the Plan and under any tax-qualified plans maintained by affiliates during the 12-month period ending on the day before the loan was made.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 3.25 to 11.50% for loans to participants as of December 31, 2021 and 2020. No allowance for credit losses has been recorded as of December 31, 2021 or 2020.

Investment Alternatives
The Plan provides participants with a total of 31 investment alternatives as of December 31, 2021. Investment alternatives include 5 mutual funds, 24 collective investment funds (including 10 LifePath Index funds), a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

2. Summary of Significant Accounting Policies

Significant accounting policies of the Plan are summarized below:

Basis of Accounting
The financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to Plan participants are recorded when paid. Expenses are recorded as incurred.

Management Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 5: Fair Value Measurements).

Benefit responsive investment contracts held in the Stable Value Master Trust (Master Trust) are stated at contract value (which represents contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 4: Interest in the Stable Value Master Trust). Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis. Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period. Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
Participant Notes Receivable
Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses
Plan expenses are paid by the Corporation. Certain expenses are borne by participants based on their investment selections.

3. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

4. Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Master Trust. The Master Trust provides a single collective investment vehicle for the Stable Value Fund investment option of the Plan and The Bank of America Transferred Savings Account Plan (collectively known as Participating Plans).

The assets of the Master Trust are held by BANA, as Trustee. Each Participating Plan owns an undivided interest in the Master Trust. The portfolio was managed by an unaffiliated investment advisor, Mellon Investments Corporation (Mellon). Effective September 1, 2021, the management team transitioned to Insight North America LLC (Insight). Both Mellon and Insight are wholly-owned subsidiaries of The Bank of New York Mellon Corporation.

The terms of the underlying investment contracts in the Master Trust are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The following tables present the Master Trust net assets and the Plan interest in the Master Trust net assets at contract value as of December 31, 2021 and 2020:

	Net Assets as of December 31, 2021
	Master Trust	Plan Interest in Master Trust
Short-term investment fund	$113,741,936	$109,909,888
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	583,906,546	564,234,312
Constant duration synthetic guaranteed investment contracts	4,613,093,757	4,457,675,296
Insurance company separate account guaranteed investment contracts	883,889,900	854,111,011
	6,194,632,139	5,985,930,507
Accrued expenses	(355,502)	(343,525)

Net assets	$6,194,276,637	$5,985,586,982

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020

	Net Assets as of December 31, 2020
	Master Trust	Plan Interest in Master Trust
Short-term investment fund	$134,580,098	$129,783,313
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	648,924,046	625,794,706
Constant duration synthetic guaranteed investment contracts	4,554,971,633	4,392,620,601
Insurance company separate account guaranteed investment contracts	868,972,780	838,000,331
	6,207,448,557	5,986,198,951
Accrued expenses	(353,371)	(340,776)

Net assets	$6,207,095,186	$5,985,858,175

The following table presents net investment income for the Master Trust for the year ended December 31, 2021:

Interest	$104,494,616
Net appreciation	433
Net investment income	104,495,049
Net transfers	(115,765,246)
Investment management and other expenses	(1,548,352)

Increase in net assets	(117,313,598)

Net assets:
Beginning of year	6,207,095,186

End of year	$6,089,781,588

Plan interest in the Stable Value Master Trust investment income	99,408,996

The Master Trust generally consists of short-term investment funds and guaranteed investment contracts (GICs). The corresponding valuation methodologies are as follows:

Short-Term Investment Funds
Short-term investment funds represent the Master Trust’s cash balance which is valued at amortized cost.

Fixed Maturity Synthetic Guaranteed Investment Contracts
Fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the assets and assures that benefit responsive payments will be made at book value for participant directed withdrawals. Generally, fixed maturity synthetic GICs are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased.

Constant Duration Synthetic Guaranteed Investment Contracts
Constant duration synthetic GICs consist of a portfolio of securities owned by the Participating Plans and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that benefit responsive payments will be made at book value for participant directed withdrawals. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is funded.

Insurance Company Separate Account Guaranteed Investment Contracts
Insurance company separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GIC’s return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
It is probable that withdrawals and transfers resulting from the following events will limit the ability of the Master Trust to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the Stable Value Fund;
•Employer communications designed to induce participants to transfer from the Stable Value Fund;
•Competing fund transfer or violation of equity wash or equivalent rules in place; and
•Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, if there is a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines. Issuers may also make payment at a value other than book when withdrawals are caused by certain employer-initiated events.

All contracts are benefit responsive unless otherwise noted.

5. Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measurement, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

•Money market funds are valued at the net asset value of shares held by the Plan at year end;
•Interest bearing cash is valued at cost, which approximates fair value;
•U.S. government and government agency obligations and common and preferred stocks are valued at the closing price reported on the active market on which the securities are traded;
•Mutual funds are valued at the net asset value of shares held by the Plan at year end; and

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
•Collective investment funds are stated at fair value as determined by the issuers based on the unit values of the funds. Unit values are determined by dividing the funds’ net assets, which represent the unadjusted prices in active markets of the underlying investments, by the number of units outstanding at the valuation date.

There have been no changes in the methodologies used as of December 31, 2021 and 2020.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2021 and 2020:

	Investments at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Money market funds and interest
bearing cash	$206,937,665	$90,000	$—	$207,027,665
U.S. government and government
agency obligations	207,676	—	—	207,676
Mutual funds	6,142,555,215		—	6,142,555,215
Collective investment funds	—	36,758,940,947	—	36,758,940,947
Common and preferred stocks	7,566,025,507	—	—	7,566,025,507

Total non-Master Trust investments	$13,915,726,063	$36,759,030,947	$—	$50,674,757,010

	Investments at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Money market funds and interest
bearing cash	$105,877,638	$90,000	$—	$105,967,638
U.S. government and government
agency obligations	372,032	—	—	372,032
Mutual funds	4,605,171,587		—	4,605,171,587
Collective investment funds	—	31,557,442,976	—	31,557,442,976
Common and preferred stocks	5,601,101,055	—	—	5,601,101,055

Total non-Master Trust investments	$10,312,522,312	$31,557,532,976	$—	$41,870,055,288

Transfers Between Levels
The Plan recognizes any transfers between levels in the fair value hierarchy as of the end of the reporting period. There were no transfers between levels for the years ended December 31, 2021 and 2020, respectively.

6. Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminates, the total amounts credited to the accounts of each participant become fully vested and no further allocations shall be made.

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
7. Related Party Transactions

As of December 31, 2021 and 2020, the Plan held investments in Bank of America Corporation common stock totaling $7,565,780,406 and $5,600,878,603, respectively. The Plan earned dividends thereon of $136,516,384 for the year ended December 31, 2021.

8. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2021	2020
Net assets available for benefits per the financial statements	$57,822,980,655	$49,012,633,249
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	61,752,412	241,783,082
Benefit obligations payable	(7,460,076)	(9,102,124)

Net assets available for benefits per Form 5500	$57,877,272,991	$49,245,314,207

The following is a reconciliation of total income per the financial statements to the Form 5500 for the year ended December 31, 2021:

Total Plan interest in the Stable Value Master Trust investment income per the
financial statements	$99,408,996
Adjustment from contract value to fair value for fully benefit-responsive investment contracts
End of year	61,752,412
Beginning of year	(241,783,082)

Total Plan interest in the Stable Value Master Trust investment income per Form 5500	$(80,621,674)

The following is a reconciliation of benefits paid to Plan participants per the financial statements to the Form 5500 for the year ended December 31, 2021:

Benefits paid to Plan participants per the financial statements	$3,362,319,830
Add: Benefit obligations payable at end of year	7,460,076
Less: Benefit obligations payable at beginning of year	(9,102,124)

Benefits paid to Plan participants per Form 5500	$3,360,677,782

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

9. Federal Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated April 8, 2015 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. The Plan Administrator believes the Plan as amended and restated is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Currently, the Plan is under a periodic review by the U.S. Department of Labor. The Plan Administrator expects that no material issues will be identified as a result of the review.

The Bank of America 401(k) Plan
Notes to Financial Statements
December 31, 2021 and 2020
Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

10. Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements.

The Bank of America 401(k) Plan
EIN 56-0906609 Plan No. 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	Number of
	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Shares / Units	Current Value

	Money market and interest bearing cash
*	BOFA	OVERNIGHT DEPOSIT - CUSTODY	8,483	$8,483
	FEDERATED	GOVERNMENT OBLIGATIONS FUND, PREMIER CLASS	800	800
	FIDELITY	GOVERNMENT PORTFOLIO, INSTITUTIONAL CLASS	206,928,382	206,928,382
	HILLCREST BANK	CD #8310000360 INT SEMI ANN DTD 02/11/19 0.500% 08/11/22	90,000	90,000

	Total money market and interest bearing cash			207,027,665

	U.S. government and government agency obligations
	UNITED STATES TREAS NT	DTD 02/18/14 2.750% DUE 02/15/24	100,000	104,168
	UNITED STATES TREAS NT	DTD 11/15/16 2.000% DUE 11/15/26	100,000	103,508

	Total U.S. government and government agency obligations			207,676

	Mutual funds
	DODGE & COX	STOCK FUND	17,414,943	4,271,188,825
	INVESCO VAN KAMPEN	US MORTGAGE FUND CL A SHARES	1,722	19,560
	NICHOLAS FUND INC	NICHOLAS FUND	6,897	596,361
	NORTHERN	GLOBAL SUSTAINABILITY INDEX FUND	12,457,591	260,488,234
	PIMCO	ALL ASSET FUND INSTITUTIONAL SHARES	24,364,427	311,133,738
	PIMCO	TOTAL RETURN FUND INSTITUTIONAL SHARES	60,086,259	617,085,882
	VANGUARD	GNMA FUND INVESTOR SHARES	8,434	88,897
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	58,804,264	681,541,417
	VANGUARD	WELLESLEY INCOME FUND INVESTOR SHARES	2,190	63,391
	VANGUARD	WELLINGTON FUND INVESTOR SHARES	7,157	347,311
	VANGUARD	WINDSOR II INVESTOR SHARES	35	1,599

	Total mutual funds			6,142,555,215

	Collective investment funds
	ACADIAN	ALL WORLD EX-US COLLECTIVE INVESTMENT TRUST D CLASS	28,649,412	380,464,195
	BLACKROCK	EQUITY DIVIDEND FUND M CLASS	143,738,469	1,950,286,663
	BLACKROCK	GLOBAL ALLOCATION COLLECTIVE FUND J CLASS	112,159,275	1,542,033,013
	BLACKROCK	LIFEPATH INDEX 2025 FUND T CLASS	73,828,784	745,050,561
	BLACKROCK	LIFEPATH INDEX 2030 FUND T CLASS	92,447,707	936,874,306
	BLACKROCK	LIFEPATH INDEX 2035 FUND T CLASS	92,325,799	939,174,957
	BLACKROCK	LIFEPATH INDEX 2040 FUND T CLASS	94,021,048	959,766,854
	BLACKROCK	LIFEPATH INDEX 2045 FUND T CLASS	80,697,354	825,897,065
	BLACKROCK	LIFEPATH INDEX 2050 FUND T CLASS	71,383,389	731,608,352
*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

The Bank of America 401(k) Plan
EIN 56-0906609 Plan No. 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2021

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,	Number of
	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Shares / Units	Current Value

	BLACKROCK	LIFEPATH INDEX 2055 FUND T CLASS	57,527,849	589,804,269
	BLACKROCK	LIFEPATH INDEX 2060 FUND T CLASS	26,806,313	274,826,363
	BLACKROCK	LIFEPATH INDEX 2065 FUND T CLASS	3,652,619	37,444,460
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND T CLASS	67,318,256	677,315,896
	BLACKROCK	RUSSELL 2000 ALPHA TILTS FUND G1	66,988,317	969,629,089
	BLACKROCK	US FUNDAMENTAL LARGE CAP GROWTH FUND	46,564,965	2,250,936,445
	FIAM	SMALL/MID CORE FUND II	29,332,771	935,422,071
	MFS	INTERNATIONAL GROWTH FUND	85,668,046	2,065,456,582
	STATE STREET	REAL ASSET NL FUND K CLASS	32,458,651	338,900,771
	T ROWE PRICE	INSTITUTIONAL LARGE CAP GROWTH TRUST I CLASS	295,269,556	5,494,966,437
	VANGUARD	INSTITUTIONAL 500 INDEX TRUST	35,212,131	7,166,020,748
	VANGUARD	INSTITUTIONAL EXTENDED MARKET INDEX TRUST	21,906,415	3,931,982,485
	VANGUARD	INSTITUTIONAL TOTAL BOND MARKET INDEX TRUST	4,240,379	490,526,999
	VANGUARD	INSTITUTIONAL TOTAL INTERNATIONAL STOCK MARKET	7,139,647	944,718,078
	WESTERN ASSET	CORE BOND COLLECTIVE INVESTMENT TRUST R3 CLASS	144,673,470	1,579,834,288

	Total collective investment funds			36,758,940,947

	Common and preferred stocks
	AT&T INC	PREFERRED STOCK	443	12,036
*	BANK OF AMERICA CORPORATION	COMMON STOCK	170,055,752	7,565,780,406
*	BANK OF AMERICA CORPORATION	PREFERRED STOCK	1,028	27,499
	CHARLES SCHWAB CORP	PREFERRED STOCK	800	20,384
	DILLARDS CAPITAL TRUST I	PREFERRED STOCK	795	22,276
	EXXON MOBIL CORP	COMMON STOCK	200	12,238
	FIRST HORIZON CORP	PREFERRED STOCK	1,000	27,590
	INTERNATIONAL BUSINESS MACHS	COMMON STOCK	510	68,167
	KYNDRYL HOLDINGS INCORP	COMMON STOCK	102	1,846
	OMNISKY CORP	COMMON STOCK	3,500	35
	PERLA GROUP INTL INC	COMMON STOCK	79	2
	QWEST CORP	PREFERRED STOCK	1,312	33,285
	WELLS FARGO & CO	PREFERRED STOCK	770	19,743

	Total common and preferred stocks			7,566,025,507

	Total non-Master Trust investments			$50,674,757,010

*	Participant loans	INTEREST RATES RANGING FROM 3.25% TO 11.50%		$645,520,552
*Investments with parties-in-interest as defined under ERISA.
Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan

Date: June 23, 2022	/s/ SUSAN CLARK
Senior Vice President Retirement Service Delivery Manager Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm